Press Release

Loncor Gold Announces Calling of Shareholders' Meeting

Toronto, Ontario - November 13, 2025 - Loncor Gold Inc. ("Loncor" or the "Company") (TSX: "LN"; OTCQX: "LONCF"; FSE: "LO5") is pleased to announce that, in connection with the proposed arrangement (the "Arrangement" or the "Transaction") of Loncor with Chengtun Mining Group Co., Ltd. (SSE: ticker 600711), through its wholly-owned subsidiary, Chengtun Gold Ontario Inc. (collectively "Chengtun Mining" or the "Purchaser"), as previously announced by Loncor on October 14, 2025, Loncor has called a special meeting of shareholders ("Shareholders") of the Company (the "Meeting") to consider and, if thought advisable, to pass a special resolution approving the Arrangement (the "Arrangement Resolution"), which provides for, among other things, the acquisition by the Purchaser of all of the issued and outstanding common shares of the Company ("Shares") for Cdn$1.38 per Share in cash (the "Consideration").  As well, pursuant to the terms of the Arrangement, each outstanding Loncor stock option and Loncor common share purchase warrant outstanding at the effective time of the Transaction, will be deemed to be surrendered, assigned and transferred by the holder thereof to Loncor in exchange for a cash payment equal to the amount by which the Consideration exceeds the exercise price of such stock option or warrant, as applicable.

The Company will be mailing to Shareholders early next week the notice of Meeting, information circular (the "Information Circular") and related proxy materials (collectively, the "Meeting Materials").  The Meeting to vote on the Arrangement will be held at 11:00 a.m. (Toronto time) on December 11, 2025 at the offices of Dickinson Wright LLP at 199 Bay Street, Suite 2200, Commerce Court West, Toronto, Ontario, Canada.  Shareholders are urged to carefully review the Meeting Materials as they contain important information regarding the Arrangement and the rights and entitlements of Shareholders in connection therewith.  Once mailed, the Meeting Materials will also be available on the Company's SEDAR+ profile at www.sedarplus.ca and on EDGAR at www.sec.gov/search-filings.

The board of directors of the Company (the "Board"), having undertaken a thorough review of information concerning the Company, the Purchaser, and the terms of the Arrangement and after consulting with its financial and legal advisors, including receipt of a fairness opinion from Stifel Nicolaus Canada Inc. (which will be attached as an appendix to the Information Circular) and the recommendation of a special committee of independent directors of the Company (the "Special Committee"), unanimously determined (with interested directors abstaining) that the Arrangement is in the best interests of the Company and is fair, from a financial point of view, to Shareholders.  Accordingly, the Board unanimously recommends that Shareholders vote FOR the Arrangement Resolution.  Each of the directors and executive officers of the Company intends to vote their Shares in favour of the Arrangement Resolution.  In making its recommendation, the Special Committee and the Board considered a number of factors which are described in the Information Circular

To become effective, the Arrangement Resolution must be approved at the Meeting by at least: (i) 66 2/3% of the votes cast by Shareholders present in person or by proxy and entitled to vote at the Meeting; and (ii) a simple majority of the votes cast by Shareholders present in person or by proxy and entitled to vote at the Meeting, excluding the votes cast in respect of Shares beneficially owned or over which control or direction is exercised by any persons whose votes must be excluded in accordance with Multilateral Instrument 61 101 - Protection of Minority Security Holders in Special Transactions.  To the knowledge of the Company, after reasonable inquiry, the votes attached to 30,167,409 Shares (representing approximately 16.6% of the outstanding Shares) will be excluded in determining whether a simple majority of the votes has been cast in favour of the Arrangement Resolution.

The Arrangement must be approved by the Ontario Superior Court of Justice (Commercial List) (the "Court") in the City of Toronto, which will consider, among other things, the substantive and procedural fairness and the reasonableness of the Arrangement to Shareholders.  The Company will apply to the Court for the final order of the Court under Section 182 of the Ontario Business Corporations Act if Shareholders approve the Arrangement Resolution at the Meeting.

As part of the Transaction, Shareholders representing approximately 37% of the currently issued and outstanding Shares have signed voting support agreements, pursuant to which they have agreed, among other things, to vote their Shares in favour of the Arrangement Resolution.

Transaction Highlights

  The Consideration represents a premium of approximately 48% to the 60-day volume weighted average trading price ("VWAP") of the Shares, a premium of approximately 33% to the 30-day VWAP of the Shares, and a premium of approximately 16% to the closing price of the Shares in each case as at October 10, 2025 (the last trading day prior to the announcement by the Company of the Arrangement) on the Toronto Stock Exchange (the "TSX").
  All-cash offer, providing certainty of value and immediate liquidity to Shareholders.
  Removes future dilution, commodity and execution risk for Shareholders.

Your vote is important.  The Meeting Materials will provide a description of the Arrangement and include certain additional information to assist Shareholders in considering how to vote on the Arrangement.  You are urged to read the Information Circular carefully and, if you require assistance, to consult your tax, financial, legal or other professional advisors.

Included in the Meeting Materials are several documents requiring your attention.

If you are a registered Shareholder and are unable to attend the Meeting in person, please date and execute the form of proxy included in the Meeting Materials and deposit it with the Corporation c/o TSX Trust Company, 301 - 100 Adelaide Street West, Toronto, Ontario, M5H 4H1, Canada, Attention: Proxy Dept., before 11:00 a.m. (Toronto time) on December 9, 2025.

If you are a non-registered Shareholder and receive the Meeting Materials through your broker or through another intermediary, please complete and return the materials in accordance with the instructions provided to you by your broker or such other intermediary.  If you are a non-registered Shareholder and do not complete and return the materials in accordance with such instructions, you may lose the right to vote at the Meeting.

If you require assistance with the procedures for voting, including completing your proxy, please contact the Company's proxy solicitation agent, Carson Proxy, at North American toll free phone at 1-800-530-5189, local and text: 416-751-2066 or by email at info@carsonproxy.com.

The Arrangement is expected to be completed by the end of December 2025, subject to a number of terms and conditions, including without limitation the following: (a) approval of Shareholders as set out above and in the Meeting Materials; (b) approval of the Court; and (c) other standard conditions of closing for a transaction of this nature.  There can be no assurance that all of the necessary approvals will be obtained or that all conditions of closing will be satisfied.  Once all of the steps to effect the Arrangement are completed, the Shares will be delisted from the TSX within two or three trading days following the completion of the Arrangement, and will also be delisted from the Frankfurt Stock Exchange and no longer quoted on the OTCQX.  The Company will also make an application to cease to be a reporting issuer in each of the Canadian provinces in which it is currently a reporting issuer and on closing of the Arrangement the Company will commence the process to terminate its reporting requirements under the United States Securities Exchange Act of 1934, as amended.

About Loncor Gold Inc.

Loncor is a Canadian gold exploration company focused on the Ngayu Greenstone Gold Belt in the northeast of the Democratic Republic of the Congo (the "DRC").  The Loncor team has over two decades of experience of operating in the DRC.  Loncor's growing resource base in the Ngayu Belt is focused on the Imbo Project where the Adumbi deposit holds an indicated mineral resource of 1.88 million ounces of gold (28.185 million tonnes grading 2.08 g/t gold), and the Adumbi deposit and two neighbouring deposits hold an inferred mineral resource of 2.090 million ounces of gold (22.508 million tonnes grading 2.89 g/t Au), with 84.68% of these resources being attributable to Loncor.  Following a drilling program carried out by the Company at the Adumbi deposit in 2020 and 2021, the Company completed a Preliminary Economic Assessment ("PEA") of the Adumbi deposit and announced the results of the PEA in December 2021.

Additional information with respect to Loncor and its projects can be found on Loncor's website at www.loncor.com.

About Chengtun Mining Group Co., Ltd.

Chengtun Mining specializes in developing new energy metal resources.  The company's core operations include mining and refining of energy metals and base metals, with strategic focus on copper, cobalt, nickel for new energy batteries. The company has also identified gold and other precious metals as a key strategic business area for future development.  Chengtun owns and operates mines in the Democratic Republic of the Congo, most notably the Kalongwe copper-cobalt mine.  Chengtun Mining is publicly listed on the Shanghai Stock Exchange under the ticker 600711.

Cautionary Note Concerning Forward-Looking Information

This press release contains forward-looking information.  All statements, other than statements of historical fact, that address activities, events or developments that the Company believes, expects or anticipates will or may occur in the future (including, without limitation, statements regarding completion of the terms and conditions of the Transaction, the timing of the Meeting, receipt of Shareholder and Court approval of the Transaction, the expected closing date of the Transaction, the Company ceasing to be a reporting issuer in Canada and terminating its reporting requirements under the United States Securities Exchange Act of 1934, as amended and the delisting of the Shares) are forward-looking information.  This forward-looking information reflects the current expectations or beliefs of the Company based on information currently available to the Company.  Forward-looking information is subject to a number of risks and uncertainties that may cause the actual results of the Company to differ materially from those discussed in the forward-looking information, and even if such actual results are realized or substantially realized, there can be no assurance that they will have the expected consequences to, or effects on the Company.  Factors that could cause actual results or events to differ materially from current expectations include, among other things, risks associated with the possibility that the Transaction will not be completed on the terms and conditions, or on the timing, currently contemplated, and that it may not be completed at all, due to a failure to obtain or satisfy, in a timely manner or otherwise, required Shareholder, Court and regulatory approvals and other conditions of closing necessary to complete the Transaction or for other reasons, the possibility of adverse reactions or changes in business relationships resulting from the announcement or completion of the Transaction, risks relating to the abilities of the parties to satisfy conditions precedent to the Transaction, a third party superior proposal materializing prior to the completion of the Transaction and the other risks disclosed under the heading "Risk Factors" and elsewhere in the Company's annual information form dated March 31, 2025 filed on SEDAR+ at www.sedarplus.ca and EDGAR at www.sec.gov.  Forward-looking information speaks only as of the date on which it is provided and, except as may be required by applicable securities laws, the Company disclaims any intent or obligation to update any forward-looking information, whether as a result of new information, future events or results or otherwise. Although the Company believes that the assumptions inherent in the forward-looking information are reasonable, forward-looking information is not a guarantee of future performance and accordingly undue reliance should not be put on such information due to the inherent uncertainty therein.

For further information, please visit our website at www.loncor.com or contact:

Arnold Kondrat, Executive Chairman, +1 416 366 7300

John Barker, CEO, +44 7547 159 521

Peter Cowley, President, +44 790454 0856